September 21, 2007



Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Daniel Morris
               Attorney Advisor
               Mail Stop 3561

                      Re:    SEACOR HOLDINGS INC.
                             DEFINITIVE 14A
                             FILED APRIL 13, 2007
                             FILE NO. 001-12289

Dear Mr. Morris:

This letter is written on behalf of our client, SEACOR Holdings Inc. (the "Company"), in response to comments of the Staff of the Securities Exchange Commission (the "Commission") set forth in a letter to the Company dated August 21, 2007. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff's comment letter and we have repeated the Staff's comments in bold text preceding our responses. As used in this letter, "Proxy Statement" refers to the definitive proxy statement filed by the Company with the Commission on Schedule 14A on April 13, 2007, in connection with the Company's 2007 Annual Meeting of Stockholders.

Enclosed with this letter is the statement from the Company requested in the Staff's letter dated August 21, 2007.

Definitive Proxy Statement Filed on Schedule 14A
------------------------------------------------

Scope of Committee's Authority, page 17
---------------------------------------

      1. YOUR DISCLOSURE ON PAGE 14 AND BELOW UNDER "COMPENSATION PROCESSES AND PROCEDURES" INDICATES THAT THE COMPENSATION FOR EXECUTIVE OFFICERS OTHER THAN THE CEO IS SET BY THE BOARD OF DIRECTORS. HOWEVER, YOUR DISCLOSURE IN THIS SECTION STATES THAT THE

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Securities and Exchange Commission
September 21, 2007
Page 2



            COMPENSATION COMMITTEE SETS "COMPENSATION FOR [THE CEO AND], ALL OF THE EXECUTIVE OFFICERS AND OFFICERS OR MANAGERS OF A DIVISION OR SUBSIDIARY WHO RECEIVE MORE THAN $300,000 OF ANNUAL COMPENSATION." PLEASE CLARIFY. REFER TO ITEM 407(E)(3)(I) OF REGULATION S-K.

            The Compensation Committee has been delegated by the Board of Directors the authority to establish compensation for "all of the executive officers and officers or managers of a division or subsidiary who receive more than $300,000 of annual compensation," in addition to establishing compensation for the CEO. The Company will clarify that such delegation has occurred in future filings.

Business Description and Strategy, page 18
------------------------------------------

      2. YOUR DISCLOSURE INDICATES THAT, WHILE YOU DO NOT ENGAGE IN BENCHMARKING ACTIVITIES, YOU ARE AWARE OF "COMPETITIVE COMPENSATION LEVELS AND PAY PRACTICES." PLEASE DESCRIBE THE METHODS THAT YOU EMPLOY TO STAY ABREAST OF CURRENT PRACTICES IN EXECUTIVE COMPENSATION AND HOW THE INFORMATION GATHERED IMPACTS YOUR COMPENSATION DECISIONS.

            The Company will comply with this comment in future filings by describing the methods that the Company employs to stay abreast of current practices in executive compensation and how the information gathered impacts its compensation decisions.

Director Compensation, page 19
------------------------------

      3. PLEASE DISCLOSE ALL ASSUMPTIONS MADE IN THE VALUATION OF AWARDS IN THE STOCK AWARDS COLUMN OF THE TABLE BY REFERENCE TO A DISCUSSION OF THOSE ASSUMPTIONS IN YOUR FINANCIAL STATEMENTS, FOOTNOTES TO THE FINANCIAL STATEMENTS, OR DISCUSSION IN MANAGEMENT'S DISCUSSION AND ANALYSIS. SEE INSTRUCTION TO REGULATION S-K ITEM 402(K), WHICH REFERS TO INSTRUCTION 1 TO ITEM 402(C)(2)(V) AND (VI).

            The Company will comply with this comment in future filings by disclosing all assumptions made in the valuation of awards in the stock awards column of the table by referring a discussion of such assumptions in its financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis.

      4. PLEASE DISCLOSE THE AGGREGATE NUMBER OF STOCK AWARDS AND THE AGGREGATE NUMBER OF OPTION AWARDS OUTSTANDING AT FISCAL YEAR END. REFER TO INSTRUCTION TO ITEM 402(K)(2)(III) AND (IV) OF REGULATION S-K.

            The Company will comply with this comment in future filings by disclosing the aggregate number of options awards outstanding at fiscal year end.


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Securities and Exchange Commission
September 21, 2007
Page 3



Elements of Compensation, page 20
---------------------------------

      5. PLEASE EXPAND YOUR ANALYSIS OF THE ELEMENTS AND LEVELS OF COMPENSATION PAID TO THE NAMED EXECUTIVE OFFICERS. THROUGHOUT YOUR COMPENSATION DISCUSSION AND ANALYSIS, AND AS TO EACH COMPENSATION ELEMENT, YOU SHOULD PROVIDE AN ANALYSIS OF HOW YOU ARRIVED AT AND WHY YOU PAID EACH PARTICULAR LEVEL AND FORM OF COMPENSATION FOR 2006. WE NOTE ON PAGES 22-24 YOU HAVE PROVIDED BROAD ASSESSMENTS OF YOUR EXECUTIVE OFFICER' PERFORMANCE AS JUSTIFICATION FOR THE BONUS AMOUNTS AWARDED. PLEASE PROVIDE MORE DETAILED ANALYSIS OF THE BASIS FOR THE COMMITTEE'S ASSESSMENTS AND INSIGHT INTO HOW THE COMMITTEE MAKES ACTUAL PAYOUT DETERMINATIONS. REFER TO PARAGRAPHS (B)(1)(III) AND (V) OF ITEM 402 OF REGULATION S-K. PLEASE REVISE YOUR COMPENSATION DISCUSSION AND ANALYSIS SUCH THAT INVESTORS ARE PROVIDED WITH AN UNDERSTANDING OF THE SPECIFIC FACTORS CONSIDERED BY THE COMMITTEE IN ULTIMATELY APPROVING PARTICULAR PIECES OF EACH NAMED EXECUTIVE OFFICERS' COMPENSATION PACKAGE AND DESCRIBE THE REASONS WHY THE COMMITTEE BELIEVES THAT THE AMOUNTS PAID TO EACH NAMED EXECUTIVE OFFICER ARE APPROPRIATE IN LIGHT OF THE VARIOUS ITEMS IT CONSIDERED IN MAKING SPECIFIC COMPENSATION DECISIONS. REFER TO ITEM 402(B)(1)(V) OF REGULATION S-K.

            On pages 20-22 of the Proxy Statement, the elements of compensation, involving base compensation and bonus compensation (including cash, restricted shares and options), are described. As indicated on pages 20-21 of the Proxy Statement, base compensation is established at levels that are intended to reflect market norms and there is no formula for determining the levels of bonus compensation or for allocating an employee's bonus compensation among cash, restricted shares and options. As indicated in footnote (3) on page 21 of the Proxy Statement, the Compensation Committee, the Board and the CEO have considered formulas for determining bonus compensation and rejected a formulaic determination because formulas carry the risk of concentrating management's effort on one or a few specific factors to the detriment of taking risk and pursuing long term goals and addressing changing priorities in operations. Consequently, both the levels and forms of compensation awarded to the CEO and the other named executive officers ultimately result from subjective determinations of the Compensation Committee (and as noted by the Staff, the Compensation Committee's assessments of individual performance are described on pages 22 -24 of the Proxy Statement). Based on the foregoing, the Company believes its disclosure properly communicates its compensation philosophy and the reasons for its compensation decisions with respect to the individuals involved. The Company is prepared to indicate expressly that the ultimate decisions are based on the subjective determinations of the members of the Compensation Committee.

      6. YOUR DISCLOSURE SUGGESTS THAT DIFFERENT ELEMENTS OF COMPENSATION (SUCH AS BASE SALARY AND INCENTIVE COMPENSATION) ARE SIGNIFICANTLY IMPACTED BY INDIVIDUAL PERFORMANCE. PLEASE PROVIDE ADDITIONAL DETAIL AND AN ANALYSIS OF HOW INDIVIDUAL PERFORMANCE CONTRIBUTED TO ACTUAL


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Securities and Exchange Commission
September 21, 2007
Page 4



            2006 COMPENSATION FOR THE NAMED EXECUTIVE OFFICERS, INCLUDING SPECIFIC CONTRIBUTIONS THE COMPENSATION COMMITTEE CONSIDERED IN ITS EVALUATION, AND IF APPLICABLE, HOW THEY WERE WEIGHTED AND FACTORED INTO SPECIFIC COMPENSATION DECISIONS. SEE ITEM 402(B)(2)(VII) OF REGULATION S-K.

            As indicated in the Company's response to Comment 5, the factors considered in determining compensation for the CEO and each of the other named executive officers are described on pages 22-24 of the Proxy Statement. For example, with respect to the CEO, the Compensation Committee focused for the 2006 fiscal year on the Company's overall results, returns on investment resulting from specific acquisitions and the success in integrating acquired businesses. The factors taken into account by the Compensation Committee with respect to other named executive officers are similarly described. The determinations of each individual's performance were ultimately subjective in nature and not based upon a weighting of such factors. The Company is prepared to so indicate in its future filings.

Bonus Compensation, page 21
---------------------------

      7. PLEASE DISCLOSE WHETHER EQUITY MAY BE GRANTED WHEN THE BOARD OR COMMITTEE IS IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION. REFER TO SECTION II.A OF COMMISSION RELEASE 33-8732A.

            The Company will comply with this comment in all future filings by disclosing whether equity may be granted when the board or committee is in possession of material non-public information.

Summary Compensation Table, page 25
-----------------------------------

      8. AS NOTED IN SECTION II.B.1 OF COMMISSION RELEASE 33-8732A, THE COMPENSATION DISCUSSION AND ANALYSIS SHOULD BE SUFFICIENTLY PRECISE TO CAPTURE MATERIAL DIFFERENCES IN COMPENSATION POLICIES WITH RESPECT TO INDIVIDUAL NAMED EXECUTIVE OFFICERS. PLEASE PROVIDE A MORE DETAILED ANALYSIS OF HOW AND WHY THE COMPENSATION AND EQUITY GRANTS TO MR. FABRIKANT DIFFERS SO WIDELY FROM THAT OF THE OTHER NAMED EXECUTIVE OFFICERS. IF POLICIES OR DECISIONS RELATING TO A NAMED EXECUTIVE OFFICER ARE MATERIALLY DIFFERENT THAN THE OTHER OFFICERS, PLEASE DISCUSS ON AN INDIVIDUALIZED BASIS.

            The compensation and equity grants to Mr. Fabrikant differs so widely from that of the other named executive officers principally because his role in developing the Company's strategic direction and overseeing the Company's operations is substantially greater than that of the other named executive officers. As stated on page 22 of the Proxy Statement, "[t]he Company's strategy depends on innovation in investment and execution and the ability to develop new business opportunities and anticipate and react to changing circumstances in highly volatile industries. The CEO is expected to develop strategy

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Securities and Exchange Commission
September 21, 2007
Page 5



            and innovate, as well as oversee all operating lines of business." Further, the Board of Directors believes that Mr. Fabrikant's combination of business and legal background, his deal-making skills, his familiarity with a broad class of assets and businesses and related operations, familiarity with capital markets, experience in international transactions, communications skills, exposure to international business transactions, and ability to teach and train others, sets him apart from other named executive officers. Consequently, the compensation and equity awards for Mr. Fabrikant are greater than those provided to the other named executive officers. The Company believes that the disclosure on page 22 of the Proxy Statement reflects these considerations.

Grants of Plan-Based Awards, page 26
------------------------------------

      9. PLEASE CONSIDER DELETING THE LAST COLUMN ON THE FAR RIGHT OF THE TABLE, AS IT IS NOT REQUIRED BY ITEM 402(D) OF REGULATION S-K. AS YOU MAY DEEM APPROPRIATE, PLEASE CONSIDER PROVIDING INFORMATION RELATED TO THE PERCENTAGE OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN THE COMPENSATION DISCUSSION AND ANALYSIS, THE NARRATIVE TO THE GRANTS OF PLAN-BASED AWARDS TABLE, OR IN AN APPROPRIATE FOOTNOTE.

            The Company will consider deleting the last column on the far right of the table. The Company will also consider providing information related to the percentage of total options granted to employees in the Compensation Discussion and Analysis, the narrative to the Grants of Plan-Based Awards Table or in an appropriate footnote in future filings.

      10. WE NOTE THAT YOU PROVIDE THE GRANT DATE FAIR VALUE OF OPTIONS AND STOCK AWARDS, RESPECTIVELY, IN SEPARATE COLUMNS. PLEASE PROVIDE THIS INFORMATION IN A SINGLE COLUMN. REFER TO ITEM 402(D)(VIII) OF REGULATION S-K.

            The Company will comply with this comment in future filings by disclosing the grant date fair value of options and stock awards in a single column.

Outstanding Equity Awards at Fiscal Year-End, page 27
-----------------------------------------------------

      11. AS INDICATED IN INSTRUCTION 2 TO ITEM 402(F)(2) OF REGULATION S-K, THE VESTING DATES OF OPTIONS HELD AT FISCAL-YEAR END MUST BE DISCLOSED BY FOOTNOTE TO THE APPLICABLE COLUMN WHERE THE OUTSTANDING AWARD IS REPORTED.

            The Company will comply with this comment in future filings by disclosing by footnote to the applicable column where the outstanding award is reported the vesting dates of options held at fiscal-year end.


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Securities and Exchange Commission
September 21, 2007
Page 6



If the Staff has any questions regarding the foregoing responses, please call the undersigned at 212-310-8220.

                                                          Sincerely,

                                                          /s/ David E. Zeltner


cc: Charles Fabrikant, Chairman of the Board, President and Chief Executive Officer of SEACOR Holdings Inc.

        Alice N. Gran, Senior Vice President, General Counsel and Secretary of SEACOR Holdings Inc.




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                                 ACKNOWLEDGEMENT

SEACOR Holdings Inc. (the "Company") hereby acknowledges to the Securities and Exchange Commission (the "Commission"):

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing (Definitive Proxy Material filed April 13, 2007);

o Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.



                                         SEACOR HOLDINGS INC.


                                         By: /s/  Charles Fabrikant
                                            ------------------------------------
                                            Name:  Charles Fabrikant
                                            Title: Chairman of the Board,
                                                   President and Chief Executive
                                                   Officer